# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PERMROCK ROYALTY TRUST, CIK 0001724009
CUSIP: 714254109
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: Argent Trust Company, Trustee, 3838 OAK LAWN AVENUE, SUITE 1720, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0002062850
Persons authorized to receive notices and communications: David Martineau, 4625 Greenville Avenue, Suite 205, Dallas, Texas (TX), 75206, 214-361-0866; Lamont Larsen, Davis Graham & Stubbs LLP, 3400 Walnut Street, Suite 700, Denver, Colorado (CO), 80205, 303-892-7473; Edward Shaoul, Davis Graham & Stubbs LLP, 3400 Walnut Street, Suite 700, Denver, Colorado (CO), 80205, 303-892-7262

## Reporting persons
- Ustx LLC (CIK 0002062850): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: bank loan (BK), working capital (WC); sole voting power 4,884,861; shared voting power 0; sole dispositive power 4,884,861; shared dispositive power 0; aggregate amount beneficially owned 4,884,861 (40.2% of the class)
  Comment: Percentage of class calculated based on 12,165,732 total outstanding units of beneficial interest (Trust Units) in PermRock Royalty Trust, a Delaware statutory trust (the Issuer), as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.
- T2S Permian Acquisition II LLC (CIK 0002064020): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: bank loan (BK), working capital (WC); sole voting power 4,884,861; shared voting power 0; sole dispositive power 4,884,861; shared dispositive power 0; aggregate amount beneficially owned 4,884,861 (40.2% of the class)
  Comment: As further described in Item 5, T2S Permian Acquisition II LLC may be deemed to beneficially own the Trust Units of the Issuer that are held by Ustx LLC. The executive officers of T2S Permian Acquisition II LLC, are as follows: Thomas Pritchard (Chief Executive Officer), Tristan Farel (Chief Financial Officer and Secretary), and Steven Hatcher (Chief Operations Officer).
  
  Percentage of class calculated based on 12,165,732 total outstanding units of beneficial interest (Trust Units) in PermRock Royalty Trust, a Delaware statutory trust (the Issuer), as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.
- Greenway Boaz Investments LLC (CIK 0002063636): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 2,452,502; sole dispositive power 0; shared dispositive power 2,452,502; aggregate amount beneficially owned 2,452,502 (20.2% of the class)
  Comment: As further described in Item 5, Greenway Boaz Investments LLC may be deemed to beneficially own a portion of the Trust Units of the Issuer that are held by Ustx LLC.
  
  Percentage of class calculated based on 12,165,732 total outstanding units of beneficial interest (Trust Units) in PermRock Royalty Trust, a Delaware statutory trust (the Issuer), as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.
- Greenway Boaz Management LLC (CIK 0002063538): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 2,452,502; sole dispositive power 0; shared dispositive power 2,452,502; aggregate amount beneficially owned 2,452,502 (20.2% of the class)
  Comment: As further described in Item 5, because Greenway Boaz Management LLC is the sole manager of Greenway Boaz Investments LLC, it may be deemed to beneficially own a portion of the Trust Units of the Issuer that are held by Ustx LLC.
  
  Percentage of class calculated based on 12,165,732 total outstanding units of beneficial interest (Trust Units) in PermRock Royalty Trust, a Delaware statutory trust (the Issuer), as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.
- EnRes Capital Fund I, LP (CIK 0002024187): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 1,223,733; sole dispositive power 0; shared dispositive power 1,223,733; aggregate amount beneficially owned 1,223,733 (10.1% of the class)
  Comment: As further described in Item 5, EnRes Capital Fund I, LP may be deemed to beneficially own a portion of the Trust Units of the Issuer that are held by Ustx LLC.
  
  Percentage of class calculated based on 12,165,732 total outstanding units of beneficial interest (Trust Units) in PermRock Royalty Trust, a Delaware statutory trust (the Issuer), as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.
- EnRes Capital BZ, LP (CIK 0002063311): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 1,107,907; sole dispositive power 0; shared dispositive power 1,107,907; aggregate amount beneficially owned 1,107,907 (9.1% of the class)
  Comment: As further described in Item 5, EnRes Capital BZ, LP may be deemed to beneficially own a portion of the Trust Units of the Issuer that are held by Ustx LLC.
  
  Percentage of class calculated based on 12,165,732 total outstanding units of beneficial interest (Trust Units) in PermRock Royalty Trust, a Delaware statutory trust (the Issuer), as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.
- EnRes Capital Fund I GP, LLC (CIK 0002063634): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 2,331,640; sole dispositive power 0; shared dispositive power 2,331,640; aggregate amount beneficially owned 2,331,640 (19.2% of the class)
  Comment: As further described in Item 5, because EnRes Capital Fund I GP, LLC is the general partner of each of EnRes Capital Fund I, LP and EnRes Capital BZ, LP, it may be deemed to beneficially own a portion of the Trust Units of the Issuer that are held by Ustx LLC.
  
  Percentage of class calculated based on 12,165,732 total outstanding units of beneficial interest (Trust Units) in PermRock Royalty Trust, a Delaware statutory trust (the Issuer), as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: PERMROCK ROYALTY TRUST
Address of issuer's principal executive offices: Argent Trust Company, Trustee, 3838 OAK LAWN AVENUE, SUITE 1720, Dallas, Texas (TX), 75219
Comment: This Statement of Beneficial Ownership on Schedule 13D (this "Schedule 13D") relates to units of beneficial interest ("Trust Units") in PermRock Royalty Trust, a Delaware statutory trust (the "Issuer"), which has its principal executive officers at 3838 Oak Lawn Ave., Suite 1720, Dallas, TX 75219.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Ustx LLC, a Delaware limited liability company ("Ustx"), T2S Permian Acquisition II LLC, a Delaware limited liability company ("T2S Permian"), Greenway Boaz Investments LLC, a Texas limited liability company ("Greenway Investments"), Greenway Boaz Management LLC, a Texas limited liability company ("Greenway Management"), EnRes Capital Fund I, LP, a Delaware limited partnership ("EnRes Fund"), EnRes Capital BZ, LP, a Delaware limited partnership ("EnRes BZ"), and EnRes Capital Fund I GP, LLC, a Delaware limited liability company ("EnRes GP," and together with Ustx, T2S Permian, Greenway Investments, Greenway Management, EnRes Fund, and EnRes BZ, collectively, the "Reporting Persons," and each, a "Reporting Person").

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(l) under the Securities and Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.
Residence or business address: The principal business of each of (i) Ustx and T2S Permian is 1800 Wazee Street, Suite 318, Denver, CO 80202; (ii) Greenway Investments and Greenway Management is 12222 Merit Drive, Suite 1130, Dallas, TX 75251; and (iii) EnRes Fund, EnRes BZ, and EnRes GP is 4625 Greenville Ave., Ste. 205, Dallas, TX 75206.
Present principal occupation or employment: The principal business of Ustx is investing in the Trust Units of the Issuer. The principal business of T2S Permian is owning certain oil and gas properties located in Texas, and investing in equity interests of Ustx. The principal business of each of Greenway Investments, EnRes Fund, and EnRes BZ is investing in equity interests of T2S Permian. Greenway Management is the manager of Greenway Investments. EnRes GP is the general partner of each of EnRes Fund and EnRes BZ.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Schedule 13D is incorporated by reference in its entirety in this Item 2(e).
Citizenship: The information set forth in Item 2(a) of this Schedule 13D is incorporated by reference in its entirety in this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 10, 2025, T2S Permian, Boaz Energy II, LLC ("Boaz Energy"), Boaz Energy II Royalty, LLC, a wholly-owned subsidiary of Boaz Energy ("Boaz Royalty," and together with Boaz Energy, the "Seller"), entered into a Purchase and Sale Agreement (the "Agreement"), pursuant to which the Seller agreed to sell and assign to T2S Permian (i) 4,884,861 Trust Units held by Boaz Energy (the "Subject Trust Units"), as subsequently assigned by T2S Permian to Ustx pursuant to that Partial Assignment of Purchase and Sale Agreement, dated March 31, 2025, by and among T2S Permian, Ustx, and the Seller (the "Assignment," and together with the Agreement, collectively, the "Purchase Agreement"), and (ii) certain other oil and gas properties held by the Seller, effective as of March 31, 2025 (the "Closing," and the transactions consummated at the Closing, the "Sale"), for an aggregate purchase price of $12,102,500 (the "Purchase Price").

A portion of the Purchase Price was made using the Reporting Persons' cash on hand from capital contributions from their respective equity holders. The remaining portion of the Purchase Price was made using the proceeds pursuant to a Loan Agreement, dated March 31, 2025 (the "Loan Agreement"), by and among T2S Permian as borrower, Bnktx LLC, Ontx LLC, and Ustx, as guarantors (collectively, the "Guarantors"), Frost Bank, as administrative agent ("Agent"), and Frost Bank ("Frost Bank"), and all banks and financial institutions party thereto (the "Banks"), pursuant to which the Banks provided a term loan to T2S Permian in an aggregate original principal amount of $19,000,000 (the "Term Loan"), which payment obligations are guaranteed by the Guarantors.

The foregoing summary of the Purchase Agreement and the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the (i) Agreement, a copy of which is filed as Exhibit 2 hereto, (ii) the Assignment, a copy of which is filed as Exhibit 3 hereto, and (iii) the Loan Agreement, a copy of which is filed as Exhibit 4 hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 2, Item 3, Item 5, and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Subject Trust Units for investment purposes, and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons or their affiliates may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Trust Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Trust Units now owned or hereafter acquired by them to one or more purchasers. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions, the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

In connection with the Closing, pursuant to the Purchase Agreement, Boaz Energy has transferred its rights under that certain Registration Rights Agreement, dated May 4, 2018, by and between Boaz Energy and the Issuer (the "Registration Rights Agreement"), to the Ustx, pursuant to that certain Assignment and Assumption Agreement, dated March 31, 2025, by and among Boaz Energy and Ustx (the "Assignment of Registration Rights Agreement"). Pursuant to the Registration Rights Agreement (as assigned to Ustx, pursuant to the Assignment of Registration Rights Agreement), Ustx is entitled to certain demand and piggyback registration rights relating to the Subject Trust Units.

The foregoing description of the Registration Rights Agreement and Assignment of Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of each such document. A copy of the Registration Rights Agreement is filed as Exhibit 5 hereto. A copy of the Assignment of Registration Rights Agreement is filed as Exhibit 6 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Item 3 of this Schedule 13D is incorporated by reference herein. The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference. The Reporting Persons' aggregate percentage of beneficial ownership is approximately 40.2%, based on 12,165,732 outstanding Trust Units in the Issuer, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein. The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

(i) Ustx is the sole record and beneficial owner of 4,884,861 Trust Units, which represents approximately 40.2% of the outstanding Trust Units, based on 12,165,732 outstanding Trust Units in the Issuer, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.

(ii) T2S Permian does not directly own any Trust Units. By virtue of owning 100% of the limited liability company interests in Ustx, T2S Permian may be deemed to indirectly beneficially own the Subject Trust Units held by Ustx, representing approximately 40.2% of the outstanding Trust Units. The filing of this Schedule 13G shall not constitute an admission that T2S Permian is a beneficial owner of the Subject Trust Units held by Ustx.

(iii) Greenway Investments does not directly own any Trust Units. By virtue of owning approximately 50.2% of the limited liability company interests in T2S Permian, Greenway Investments may be deemed to indirectly beneficially own a portion of the Subject Trust Units held by Ustx, representing approximately 40.2% of the outstanding Trust Units. Greenway Management, the manager of Greenway Investments, may be deemed to share voting and investment power over a portion of the Subject Trust Units and therefore may also be deemed to be a beneficial owner of a portion of the Trust Units. The filing of this Schedule 13G shall not constitute an admission that Greenway Investments or Greenway Management is a beneficial owner of any Subject Trust Units held by Ustx.

(iv) EnRes Fund does not directly own any Trust Units. By virtue of owning approximately 25.1% of the limited liability company interests in T2S Permian, EnRes Fund may be deemed to indirectly beneficially own a portion of the Subject Trust Units held by Ustx, representing approximately 40.2% of the outstanding Trust Units. EnRes GP, the general partner of EnRes Fund, may be deemed to share voting and investment power over a portion of the Subject Trust Units and therefore may also be deemed to be the beneficial owner of a portion of the Subject Trust Units. The filing of this Schedule 13G shall not constitute an admission that EnRes Fund or EnRes GP is a beneficial owner of any Subject Trust Units held by Ustx.

(v) EnRes BZ does not directly own any Trust Units. By virtue of owning approximately 22.7% of the limited liability company interests in T2S Permian, EnRes BZ may be deemed to indirectly beneficially own a portion of the Subject Trust Units held by Ustx, representing approximately 40.2% of the outstanding Trust Units. EnRes GP, the general partner of EnRes BZ, may be deemed to share voting and investment power over a portion of the Subject Trust Units and therefore may also be deemed to be the beneficial owner of a portion of the Subject Trust Units. The filing of this Schedule 13G shall not constitute an admission that EnRes BZ or EnRes GP is a beneficial owner of any Subject Trust Units held by Ustx.
Transactions in the class effected during the past sixty days: The information contained in Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons have engaged in any transaction with respect to the Trust Units during the sixty days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: The information contained in Item 3 of this Schedule 13D is incorporated by reference herein. Ustx has the right to receive distributions from, and the proceeds from the sale of, the Subject Trust Units reported by Ustx on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Trust Units beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Item 2, Item 3, and Item 4 is hereby incorporated by reference.

Promissory Note. In connection with the Loan Agreement, T2S Permian entered into a Term Promissory Note, dated March 31, 2025 (the "Promissory Note"), with Agent and Frost Bank, pursuant to which T2S Permian borrowed the proceeds under the Term Loan, which is due and payable on March 31, 2030. The foregoing summary of the Promissory Note does purport to be complete and is qualified in its entirety by reference to the full text of such document, a form of which is filed as Exhibit 7 hereto.

Security Agreement. The obligations due under the Promissory Note are secured pursuant to the Security Agreement, dated March 31, 2025 (the "Security Agreement"), by and among T2S Permian, the Guarantors, and Agent, pursuant to which the Guarantors have granted a security interest in all of the Guarantors' right, title and interest in and to the Guarantors' assets, including the Subject Trust Units, whether now owned or hereafter acquired. The foregoing summary of the Security Agreement does purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 8 hereto.

Pledge Agreement. The obligations due under the Promissory Note are also secured by the Pledge Agreement, dated March 31, 2025 (the "Pledge Agreement"), by and between T2S Permian and Agent, pursuant to which T2S Permian has pledged all of the Subject Trust Units as security for the Term Loan. All voting rights and rights to receive dividends or distributions with respect to the Subject Trust Units will remain with Ustx, unless an event of default under the Loan Agreement has occurred and is continuing. The foregoing summary of the Pledge Agreement does purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 9 hereto.

Unlimited Guaranty. In connection with the Loan Agreement, the Guarantors entered into an Unlimited Guaranty, dated March 31, 2025 (the "Guaranty"), with Agent, pursuant to which the Guarantors have guaranteed T2S Permian's obligations under the Loan Agreement. The foregoing summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 10 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated April 07, 2025, by and among Ustx LLC, T2S Permian Acquisition II LLC, Greenway Boaz Investments LLC, Greenway Boaz Management LLC, EnRes Capital Fund I, LP, EnRes Capital BZ, LP, and EnRes Capital Fund I GP, LLC

Exhibit 2: Purchase and Sale Agreement, dated January 10, 2025, by and among T2S Permian Acquisition II LLC, Boaz Energy II, LLC, and Boaz Energy II Royalty, LLC

Exhibit 3: Partial Assignment of Purchase and Sale Agreement, dated March 31, 2025, by and among T2S Permian Acquisition II LLC, Ustx LLC, Boaz Energy II, LLC, and Boaz Energy II Royalty, LLC

Exhibit 4: Loan Agreement, dated March 31, 2025, by and among T2S Permian Acquisition II LLC, Bnktx LLC, Ontx LLC, Ustx LLC, Frost Bank, and all banks and financial institutions party thereto

Exhibit 5: Registration Rights Agreement, dated May 4, 2018, by and between Boaz Energy II, LLC and PermRock Royalty Trust (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed on May 8, 2018 (File No. 001-38472))

Exhibit 6: Assignment of Registration Rights Agreement, dated March 31, 2025, by and among Ustx LLC and Boaz Energy II, LLC

Exhibit 7: Form of Term Promissory Note, dated March 31, 2025, by and between T2S Permian Acquisition II LLC, and Frost Bank

Exhibit 8: Security Agreement, dated March 31, 2025, by and among T2S Permian Acquisition II LLC, Bnktx LLC, Ontx LLC, Ustx LLC, and Frost Bank

Exhibit 9: Pledge Agreement, dated March 31, 2025, by and between T2S Permian Acquisition II LLC, and Frost Bank

Exhibit 10: Unlimited Guaranty, dated March 31, 2025, by and among Bnktx LLC, Ontx LLC, Ustx LLC, and Frost Bank

## Signatures
- Ustx LLC: /s/ Thomas Pritchard, Thomas Pritchard/Chief Executive Officer (04/07/2025)
- T2S Permian Acquisition II LLC: /s/ David T. Martineau, David T. Martineau/Manager (04/07/2025)
- Greenway Boaz Investments LLC: /s/ David T. Martineau, David T. Martineau/Manager (04/07/2025)
- Greenway Boaz Management LLC: /s/ David T. Martineau, David T. Martineau/Manager (04/07/2025)
- EnRes Capital Fund I, LP: /s/ David T. Martineau, David T. Martineau/Manager, EnRes Capital Fund I GP, LLC, its general partner (04/07/2025)
- EnRes Capital BZ, LP: /s/ David T. Martineau, David T. Martineau/Manager, EnRes Capital Fund I GP, LLC, its general partner (04/07/2025)
- EnRes Capital Fund I GP, LLC: /s/ David T. Martineau, David T. Martineau/Manager (04/07/2025)